UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
FetchFind, LLC

Legal status of issuer

  Form
  Limited Liability Company

  Jurisdiction of Incorporation/Organization
  Illinois

  Date of organization
  September 10, 2013

Physical address of issuer
1428 N Western Avenue, Chicago, IL 60622

Website of issuer
http://www.fetchfind.com/

Name of intermediary through which the offering will be conducted
OpenDeal Inc. dba "Republic"

CIK number of intermediary
0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
2% of the Securities being issued in this Offering

Type of security offered
Units of SAFE (Simple Agreement for Future Equity)

Target number of securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$750,000.00

Deadline to reach the target offering amount
July 15, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$39,585.00	$3,090.00
Cash & Cash Equivalents	$2,534.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$68,117.00	$0.00
Long-term Debt	$535,999.00	$546,279.00
Revenues/Sales	$64,687.00	$75,182.00
Cost of Goods Sold	$13,614.00	$66,398.00
Taxes Paid	$0.00	$0.00
Net Income	$51,073.00	$8,784.00

The jurisdictions in which the issuer intends to offer the securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

May 16, 2017

FORM C

Up to $750,000.00

FetchFind, LLC



Units of SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by FetchFind, LLC, a Illinois Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $750,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of securities that can be purchased is $50.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Inc. dba "Republic" (the "Intermediary"). The Intermediary will be entitled to receive 5% of the amount raised (as described in the table below) and 2% of the Securities that are issued in this Offering.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$50.00	$2.50	$47.50
Aggregate Minimum Offering Amount	$50,000.00	$2,500	$47,500
Aggregate Maximum Offering Amount	$750,000.00	$37,500	$712,500

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at http://www.fetchfind.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is May 16, 2017.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect

or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: http://www.fetchfind.com/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(4) the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the

actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

FetchFind, LLC (the "Company") is an Illinois Limited Liability Company, formed on September 10, 2013. The Company was named CanineLink Education and Consulting, LLC until April 30, 2014, when the Company changed its name to its current name.

The Company is located at 1428 N Western Avenue, Chicago, IL 60622.

The Company's website is http://www.fetchfind.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our securities, you should only consider the information contained in this Form C.

The Business
We provide educational content, staff training, and marketing solutions to pet care businesses via monthly recurring subscriptions.

The Business Plan
FetchFind's primary objective is to be the leader in the niche pet care service e-learning and business solution market.

The Offering

Minimum amount of Units of SAFE (Simple Agreement for Future Equity) being offered	50,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after offering (if minimum amount reached)	50,000

Maximum amount of Units of SAFE (Simple Agreement for Future Equity)	750,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after offering (if maximum amount reached)	750,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$50.00
Offering deadline	July 15, 2017
Use of proceeds	See the description of the use of proceeds on page 21 hereof.
Voting Rights	See the description of the voting rights on page 34 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Jamie Migdal, who is Founder and CEO. The loss of Jamie Migdal could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Jamie Migdal in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to

those individuals in the event of their death or disability. Therefore, if Jamie Migdal dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are dependent on new product development.
Our industry is characterized frequent new product introductions and enhancements, continually evolving business expectations and moderately paced changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

If we fail to attract and retain enough sufficiently trained customer service associates and other personnel to support our operations, our business and results of operations will be seriously harmed.
We rely on customer service associates, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified customer service associates. A significant increase in the attrition rate among our customer service associates could decrease our operating efficiency and productivity. Our failure to attract, train and retain customer service associates with the qualifications necessary to fulfill the needs of our existing and future clients would seriously harm our business and results of operations.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing

regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.

Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. If we are not successful in achieving a high rate of contract renewals, our business and results of operations could be adversely affected.

We may rely on subcontractors and partners to provide customers with a single-source solution or we may serve as a subcontractor to a third party prime contractor.

From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a solution for a broader range of service needs. Similarly, we are and may in the future be engaged as a subcontractor to a third party prime contractor. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, any steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, or circumvented. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also many rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that any such agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. Any protective steps we take may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Risks Related to the Securities

The Units of SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE (Simple Agreement for Future Equity) may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of SAFE (Simple Agreement for Future Equity). Because the Units of SAFE (Simple Agreement for Future Equity) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of SAFE (Simple Agreement for Future Equity) have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of SAFE (Simple Agreement for Future Equity) may also adversely affect the price that you might be able to obtain for the Units of SAFE (Simple Agreement for Future Equity) in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A portion of the proceeds from the Offering will be used to pay accrued and unpaid wages.

These proceeds will not be available for the ongoing operations of the Company but will instead be paid to these insiders as unpaid compensation for prior service to the Company.

A portion of the proceeds from the Offering will be used to pay the accrued and unpaid expenses.

These proceeds will not be available for the ongoing operations of the Company but will instead be paid to these insiders as repayment for expenses incurred prior to the Offering and owed to them by the Company.

A portion of the proceeds from the Offering will used to repay obligations of the Company currently in arrears.

These proceeds will not be available for the ongoing operations of the Company but will instead be paid to creditors for amounts which are currently overdue.

A majority of the Company is owned by a small number of owners.

Prior to the offering the Company's current owners of 20% or more beneficially own up to 84.2% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Illinois law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will not become equity holders until the company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by

state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Share holders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
We provide educational content, staff training, and marketing solutions to pet care businesses via monthly recurring subscriptions.

Business Plan
FetchFind's mission is to help pet industry businesses and the professionals that run them grow and flourish.

Overall Goal is to become the go-to site:
- For pet industry employers to find qualified candidates and tools proven to grow pet businesses
- For pet professionals to showcase their skills and find career advancement opportunities
- For consumers to find qualified/certified pet care

Customer Objectives / Enterprise Users:
- Support enterprise businesses to source targeted talent
- Provide lower cost job listing opportunities
- Provide marketing and advertising opportunities
- Provide other engagement tools

Customer Objectives / Individual Users:
- A seamless user experience with simple and flexible navigation
- Opportunities for additional services and products
- Mobile friendly
- Original, engaging and consistently produced content

History of the Business
FetchFind was founded in 2014 by CEO Jamie Migdal to address the industry-wide need for a more professional pet care service work force.

The Company's Products and/or Services

Product / Service	Description	Current Market
FetchFind Monthly Pro	Pet care service staff training via online learning management system, featuring an expansive library of content covering animal	The entire U.S./global (English-speaking) pet care service industry.

	behavior, training, and handling; industry best practices; and customer service/business toolkits.	
FetchFind Academy	Primarily an in-person program that trains people to become dog trainers; secondarily, FetchFind Academy is a product development lab to test and proof future content for FetchFind Monthly Pro.	Chicago/local
Brand Marketing and Support	Brands pay for access to our users; FetchFind supports cross-platform brand marketing and awareness.	The entire U.S./global (English-speaking) pet care service industry.
Consumer Marketplace	Through the acquisition of PawedIn (Nov 2016), FetchFind will expand its marketing reach and potential by connecting pet parents, professionals, and brands.	The entire U.S./global (English-speaking) pet care service industry.

We are constantly researching, developing, and producing new content and offerings, both in response to client needs and to keep up to date with current industry standards and best practices. In the short term (6 months) we will be launching our job board v 2.0 (which will be a core lead- and revenue-generating function of our platform), developing additional subscription types and levels for FetchFind Monthly Pro, and integrating the consumer-facing platform (which will be the "Yelp of the Pet Industry").

FetchFind sells its products in most of its major markets directly to small and medium-sized businesses through professional networks, strategic partnerships, online advertising, content marketing, WOM advertising, local media advertising, telemarketing, and email marketing. FetchFind also employs a variety of indirect distribution channels, such as value-added resellers and affiliate programs and partnerships.

Competition
The Company's primary competitors are Pet Store Pro, Outstanding Pet Care Learning Center, Udemy, YouTube, DIY/in-house.

In very general terms, organizations like Udemy or Coursera provide access to education and certification; however, very few pet industry companies (including those listed above) offer the opportunity to professionalize – and indeed create – the pet care service work force in the way that FetchFind does. That, combined with our passion for reducing risk and elevating educated professionals, makes FetchFind the premier option for the pet industry.

Supply Chain and Customer Base

Our most important asset is our people. We are proud to employ top talent with both specialized skills and the ability to take over other areas of the company as needed - as a startup, it's important to hire people who can roll up their sleeves and get the job(s) done. Note - every employee in the organization came up through the ranks of FetchFind Academy and was known to the CEO through previous employment and Academy classwork, which accounts for the high quality, dedication, and longevity of the FetchFind staff.

Our customers span the range from boutique, hyper-local shops to national, multi-outlet pet care businesses, all of whom need to hire, train, and educate staff (therefore providing the best value and customer service) in the rapidly growing, largely recession-proof pet industry ($68B in 2016.) A category of customers - typically larger brands who want access to our users - pay FetchFind for sponsorship opportunities within our platform.

Intellectual Property and Research and Development

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
Reg. no. 4,749,071	For a searchable database featuring candidate profiles and available jobs within the pet industry, in class 35 (US CLS 100,101, 102); and for educational services providing online courses for pet owners, pet professionals and volunteers, in class 41 (US CLS 100, 101, 107)	SN 86-200,341	February 21, 2014	June 2, 2015	USA

All FetchFind Monthly Pro content is original intellectual property.

We are constantly developing and innovating new pet care service educational, business, and training tools for our customers. We do not allocate a distinct portion of our operating budget to research and development per se, as one of our core ongoing activities is the production of new content for our pet industry clients.

Real Property

The Company owns or leases the following real property:

Property Address	Own or Lease	Description
1428 N. Western Avenue Chicago, IL 60622	Lease	1300 sf storefront used for offices and classrooms.

Governmental/Regulatory Approval and Compliance
To its knowledge, the Company is not dependent on any regulatory approvals.

Litigation
None

Other
The Company conducts business in Illinois. The Company's principal address is 1428 N Western Avenue, Chicago, IL 60622.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$2,500	5.00%	$37,500
Campaign marketing expenses or related reimbursement	5.00%	$2,500	2.00%	$15,000
Estimated Attorney Fees	5.00%	$2,500	0.33%	$2,500

Estimated Accountant/Auditor Fees	3.00%	$1,500	0.20%	$1,500
General Marketing	30.00%	$15,000	26.67%	$200,000
Equipment Purchases	3.00%	$1,500	2.07%	$15,500
Future Wages	26.00%	$13,000	38.67%	$290,000
Accrued Wages	10.00%	$5,000	6.67%	$50,000
Accrued expenses of managers, officers, directors or employees	5.00%	$2,500	3.33%	$25,000
Repayment of obligations in arrears	8.00%	$4,000	2.00%	$15,000
Total	**100.00%**	**$50,000**	**100.00%**	**$750,000**

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Enterprise opportunities, acquisition opportunities, changes in marketing strategy, additional hires for key roles.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Jamie Migdal

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Founder, CEO, CFO, and Director, January 2014 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Founder, CEO, CFO, and Director, FetchFind, January 2014 - present

Education
2002 - Certification Council for Pet Dog Trainers, Received Certified Pet Dog Trainer and Behavior Consultant Designation (CPDT-KA)
2000 - Purdue University Veterinary School certification in Behavior Modification and Owner Education
1999 - Arizona Canine Academy, Sierra Vista, AZ
1991-93 - DePaul University, Chicago, Illinois Psychology and Communication
1999-2010, 2014-2015 - Attended hundreds of hours of seminars, conferences, and continuing education, including APDT International Conferences

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Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Jamie Migdal

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Founder, CEO, CFO, and Director, January 1/2014 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Founder, CEO, CFO, and Director, FetchFind, January 2014 - present

Education
2002 - Certification Council for Pet Dog Trainers, Received Certified Pet Dog Trainer and Behavior Consultant Designation (CPDT-KA)
2000 - Purdue University Veterinary School certification in Behavior Modification and Owner Education
1999 - Arizona Canine Academy, Sierra Vista, AZ
1991-93 - DePaul University, Chicago, Illinois Psychology and Communication
1999-2010, 2014-2015 - Attended hundreds of hours of seminars, conferences, and continuing education, including APDT International Conferences

---

Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Chief Executive Officer (as authorized by the Managers, if applicable)

Incurrence of indebtedness	Chief Executive Officer (as authorized by the Managers, if applicable)
Sale of property, interests or assets of the Company	Chief Executive Officer (as authorized by the Managers, if applicable)
Determination of the budget	Chief Executive Officer (as authorized by the Managers, if applicable)
Determination of business strategy	Chief Executive Officer (as authorized by the Managers, if applicable)
Dissolution or liquidation of the Company	Chief Executive Officer (as authorized by the Managers, if applicable)

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Illinois law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 8 employees in Illinois, Colorado, and Florida.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Convertible Promissory Notes
Amount outstanding	$540,092
Voting Rights	None until conversion, at which time the holder will have the voting rights of the securities into which the Convertible Promissory Notes converted.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Convertible Promissory Notes may convert upon the occurrence of a qualified financing of $500,000 into the securities of the Company offered in such qualified financing. The availability of such securities may be

	dilutive and such securities will have greater rights than the Securities offered hereunder. The Convertible Promissory Notes bear a 20% discount and $1.5 million valuation cap.
Percentage ownership of the company by the holders of such securities (assuming conversion prior to the offering if convertible securities).	The percentage ownership of the Company by holders of the Convertible Promissory Notes upon conversion will depend on the valuation and the fully-diluted capitalization of the Company at the time of the qualified financing at which the Convertible Promissory Notes convert.

Type of security	**Convertible Promissory Notes**
Amount outstanding	$122,027
Voting Rights	None until conversion, at which time the holder will have the voting rights of the securities into which the Convertible Promissory Notes converted.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Convertible Promissory Notes may convert upon the occurrence of a qualified financing of $1,200,000 into the securities of the Company offered in such qualified financing. The availability of such securities may be dilutive and such securities will have greater rights than the Securities offered hereunder. The Convertible Promissory Notes bear a 20% discount and $1.5 million valuation cap.
Percentage ownership of the company by the holders of such securities (assuming conversion prior to the offering if convertible securities).	The percentage ownership of the Company by holders of the Convertible Promissory Notes upon conversion will depend on the valuation and the fully-diluted capitalization of the Company at the time of the qualified financing at which the Convertible Promissory Notes convert.

The Company currently has the following debt outstanding.

Type of debt	Loan
Name of creditor	Jill Bishop

Amount outstanding	$25,000
Interest rate	4.5%
Maturity Date	12/31/2017

Type of debt	Loan
Name of creditor	Melanie Jansen
Amount outstanding	$34,900
Interest rate	5.0%
Maturity Date	12/31/2017

Type of debt	Loan
Name of creditor	Paulette Solinski
Amount outstanding	$3,750
Interest rate	5.0%
Maturity Date	12/31/2017

Type of debt	Loan
Name of creditor	Tomer Yogev and Monika Black
Amount outstanding	$5,000
Interest rate	15.0%
Maturity Date	11/4/2017

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering

Convertible Promissory Note	1	$50,000	Professional Fees, Marketing, Website Development, Salaries & General Admin and Working Capital	8/21/2014	Regulation D, Rule 506(b)
Convertible Promissory Note	1	$35,000	Professional Fees, Marketing, Website Development, Salaries & General Admin and Working Capital	8/26/2014	Regulation D, Rule 506(b)
Convertible Promissory Note	1	$10,257	Professional Fees, Marketing, Website Development, Salaries & General Admin and Working Capital	9/4/2014	Regulation D, Rule 506(b)
Convertible Promissory Note	2	$20,000	Professional Fees, Marketing, Website Development, Salaries & General Admin and Working Capital	9/30/2014	Regulation D, Rule 506(b)
Convertible Promissory Note	1	$20,800	Professional Fees, Marketing, Website Development, Salaries & General Admin and Working Capital	11/21/2014	Regulation D, Rule 506(b)
Convertible Promissory Note	1	$10,000	Professional Fees, Marketing, Website Development, Salaries & General Admin and Working Capital	12/3/2014	Regulation D, Rule 506(b)
Convertible Promissory Note	1	$5,000	Professional Fees, Marketing, Website Development, Salaries & General Admin and Working Capital	1/15/2015	Regulation D, Rule 506(b)

Convertible Promissory Note	1	$10,000	Professional Fees, Marketing, Website Development, Salaries & General Admin and Working Capital	2/12/15	Regulation D, Rule 506(b)
Convertible Promissory Note	1	$10,000	Professional Fees, Marketing, Website Development, Salaries & General Admin and Working Capital	4/17/2015	Regulation D, Rule 506(b)
Convertible Promissory Note	1	$10,000	Professional Fees, Marketing, Website Development, Salaries & General Admin and Working Capital	5/1/2015	Regulation D, Rule 506(b)
Convertible Promissory Note	1	$10,000	Professional Fees, Marketing, Website Development, Salaries & General Admin and Working Capital	5/5/2015	Regulation D, Rule 506(b)
Convertible Promissory Note	1	$10,000	Professional Fees, Marketing, Website Development, Salaries & General Admin and Working Capital	5/19/2015	Regulation D, Rule 506(b)
Convertible Promissory Note	1	$10,000	Professional Fees, Marketing, Website Development, Salaries & General Admin and Working Capital	9/11/2015	Regulation D, Rule 506(b)
Convertible Promissory Notes	1	$11,196	Professional Fees, Marketing, Website Development, Salaries & General Admin and Working Capital	4/15/2016	Regulation D, Rule 506(b)

Convertible Promissory Notes	1	$1,000	Professional Fees, Marketing, Website Development, Salaries & General Admin and Working Capital	8/11/2016	Regulation D, Rule 506(b)
Convertible Promissory Notes	1	$10,000	Professional Fees, Marketing, Website Development, Salaries & General Admin and Working Capital	8/18/2016	Regulation D, Rule 506(b)
Convertible Promissory Notes	1	$5,000	Professional Fees, Marketing, Website Development, Salaries & General Admin and Working Capital	11/1/2016	Regulation D, Rule 506(b)
Convertible Promissory Notes	1	$10,000	Professional Fees, Marketing, Website Development, Salaries & General Admin and Working Capital	11/10/2016	Regulation D, Rule 506(b)
Convertible Promissory Notes	1	$16,027	Professional Fees, Marketing, Website Development, Salaries & General Admin and Working Capital	11/24/2016	Regulation D, Rule 506(b)
Convertible Promissory Notes	1	$50,000	Professional Fees, Marketing, Website Development, Salaries & General Admin and Working Capital	12/23/2016	Regulation D, Rule 506(b)
Convertible Promissory Notes	1	$30,000	Professional Fees, Marketing, Website Development, Salaries & General Admin and Working Capital	3/6/2017	Regulation D, Rule 506(b)

Valuation

The Company has not conducted any third-party valuation or appraisal and has conducted only (i) "sweat equity" sales of its securities to its founder, and (ii) offering of convertible notes under which valuation of the Company's Common Stock is delayed until a qualified financing, no valuation of the Company or its securities is currently available. You are encouraged to determine your own independent value of the Company prior to investing.

Ownership

A minority of the Company is owned by a few people, but Jamie Migdal is the majority owner.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Jamie Migdal	84.2%

Following the Offering, the Purchasers will own 0% of the Company. The Purchasers will not hold equity in the Company until the conversion of their SAFEs into CF Shadow Securities.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We believe that our prior earnings and cash flows are not indicative of future earnings and cash flows because we just launched our product 14 months ago and are seeing substantial traction.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following goals: (1) increasing sales, (2) expanding content offerings/improving product, and (3) launching the marketplace.

The Company currently requires $25,000.00 a month to sustain operations.

Liquidity and Capital Resources

The proceeds of the offering are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The offering proceeds will have a beneficial effect on our liquidity, as we currently have $25,000 in cash on hand which will be augmented by the offering proceeds and used to execute our business strategy.

The Company will require additional financing in excess of the proceeds from the Offering in order to sustain operations for the next 12 months.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Such additional sources of capital are not necessary to the operations of the Company.

Capital Expenditures and Other Obligations
The Company has made the following material capital expenditure in the past two years:
acquisition of PawedIn.com

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information
Trends and Uncertainties
The Company does not currently believe it is subject to any trends or uncertainties.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 750,000 of Units of SAFE (Simple Agreement for Future Equity) for up to $750,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by July 15, 2017 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $750,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a First-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. A third-party valuation or appraisal has not been prepared for the business.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with PrimeTrust, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the

cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $50.00.

The Offering is being made through OpenDeal Inc. dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
5.0% of the amount raised

Stock, Warrants and Other Compensation
2% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is PrimeTrust, LLC.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this offering (if the minimum amount is sold), we will have 92,075 membership interests outstanding.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Purchasers to any dividends.

Conversion
Upon each future equity financing of greater than $1,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series securities, which are securities identical to those issued in such future Equity Financing except (1) they do not have the right to vote on any matters except as required by law, (2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and (3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing
If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series securities equal to the greater of the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $2,400,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the securities sold in such Equity Financing multiplied by 80.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing
If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing
In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $2,400,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's

capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities have no voting rights at present or when converted.

The following table sets forth who has the authority to make the certain Company appointments:

Appointment of the Managers of the Company	Members
Appointment of the Officers of the Company	Managers

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer
Any securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons since the beginning of the Company's last fiscal year.

Conflicts of Interest

The Company has not engaged in any transactions or relationships that may give rise to a conflict of interest with the Company, its operations and its securityholders.

OTHER INFORMATION

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Jamie Migdal
(Signature)

Jamie Migdal
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jamie Migdal
(Signature)

Jamie Migdal
(Name)

CEO, CFO and Director
(Title)

May 16, 2017
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Pitch Deck
Exhibit C   Video Transcript

EXHIBIT A
Financial Statements

FetchFind, LLC

**Unaudited Financial Statements for the Years Ended
December 31, 2016 and 2015**



CNP | **Christine N. Peirano**
Certified Public Accountant

Independent Accountant's Review Report

To the Managing Member
FetchFind, LLC
Chicago, Illinois

I have reviewed the accompanying balance sheets of FetchFind, LLC as of December 31, 2016 and 2015, the related statements of operations, changes in partners' capital, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Limited Assurance

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1 and Note 11, certain conditions indicate that FetchFind, LLC may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should FetchFind, LLC be unable to continue as a going concern. My conclusion is not modified with respect to this matter.

Christine N. Peirano

Mount Sinai, New York
May 12, 2017


FetchFind, LLC
BALANCE SHEET
As of December 31, 2016 and 2015
(Unaudited)


	2016	2015
TOTAL ASSETS		
Current Assets:		
Cash and cash equivalents	$ 2,534	$ 0
Accounts receivable	0	0
Total Current Assets	2,534	0
Non-Current Assets:		
Property and equipment, net	2,488	3,090
Goodwill, net	34,563	0
Total Non-Current Assets	37,051	3,090
TOTAL ASSETS	$ 39,585	$ 3,090
LIABILITIES AND PARTNER'S CAPITAL		
Liabilities:		
Current Liabilities:		
Current portion of long-term debt	$ 68,117	$ 0
Accounts payable	45,507	24,011
Accrued payroll	181,662	77,590
Accrued interest on notes payable	77,385	46,794
Consideration due for Acquisition of PawedIn, LLC	13,000	0
Total Liabilities	385,671	148,395
Non-Current Liabilities:		
Long-term debt	535,999	546,279
Total Non-Current Liabilities	535,999	546,279
TOTAL LIABILITIES	$921,670	$694,674
Partner's Capital:		
Series A Preferred Membership Units-Subscribed	$ 10,000	$ 10,000
Owner Draws	0	(32,260)
Accumulated deficit	(892,085)	(669,324)
Total Partner's Capital	(882,085)	(691,584)
TOTAL LIABILITIES AND PARTNER'S CAPITAL	$ 39,585	$ 3,090


The accompanying notes are an integral part of these unaudited financial statements.


FetchFind, LLC
INCOME STATEMENT
For the Years Ended December 31, 2016 and 2015
(Unaudited)

	2016	2015
Revenues, net	$ 64,687	$ 75,182
Cost of revenues	13,614	66,398
Gross Profit	51,073	8,784
Operating Expenses:		
General and administrative	234,939	179,378
Sales and marketing	7,264	34,602
Goodwill amortization	437	0
Depreciation	603	4,211
Total Operating Expenses	243,243	218,191
Loss from operations	(192,170)	(209,407)
Other Expense:		
Interest expense	(30,591)	(27,758)
Total Other Expense	(30,591)	(27,758)
Net Loss	$ (222,761)	$ (237,165)

The accompanying notes are an integral part of these unaudited financial statements.

FetchFind, LLC
STATEMENT OF PARTNER'S CAPITAL
As of December 31, 2016 and 2015
(Unaudited)

	Series A Preferred Units				
	Number of Units	**Amount**	**Owner's Draw**	**Accumulated Deficit**	**Total Partner's Capital**
Balance as of January 1, 2014	0	$ 0	$(37,930)	$(432,159)	$(470,089)
Subscription of Series A Preferred Membership Units	357	10,000	0	0	10,000
LLC Owner draw repayments	0	0	5,670	0	5,670
Net Loss	0	0	0	(237,165)	(237,165)
Balance as of December 31, 2015	357	10,000	(32,260)	(669,324)	(691,584)
LLC Owner draw repayments	0	0	32,260	0	32,260
Net Loss	0	0	0	(222,761)	(222,761)
Balance as of December 31, 2016	357	$10,000	$0	$(892,085)	$(882,085)

The accompanying notes are an integral part of these unaudited financial statements.


FetchFind, LLC

STATEMENT OF CASH FLOWS

For the Years Ended December 31, 2016 and 2015

(Unaudited)


	2016	2015
Cash Flows From Operating Activities		
Net Loss	$(222,761)	$(237,165)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	1,040	4,211
Notes issued in lieu of payment	0	30,000
Changes in operating assets and liabilities:		
Increase in accrued interest payable	30,591	27,758
Increase in accounts payable	21,495	17,300
Increase in other accrued expenses	104,072	66,989
Net Cash Used In Operating Activities	(65,563)	(90,907)
Cash Flows From Investing Activities		
Purchase of property and equipment	0	(6,757)
Acquisition of assets of PawedIn, LLC	(22,000)	0
Net Cash Used In Investing Activities	(22,000)	(6,757)
Cash Flows From Financing Activities		
Owner draws	32,260	5,670
Subscription of Series A Preferred Membership Units	0	10,000
Issuance of convertible notes payable	57,837	81,979
Net Cash Provided By Financing Activities	90,097	97,649
Net Change In Cash	2,534	(15)
Cash at Beginning of Period	0	15
Cash at End of Period	$2,534	$ 0
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 0	$ 0
Supplemental Disclosure of Non-Cash Financing Activities		
Conversion of convertible notes payable	$ 0	$ 0


The accompanying notes are an integral part of these unaudited financial statements.


FetchFind, LLC
NOTES TO FINANCIAL STATEMENTS
(unaudited)

NOTE 1 - NATURE OF OPERATIONS

FetchFind, LLC. (the "Company") was incorporated on September 10, 2013 ("Inception") in the state of Delaware. The Company is headquartered in Chicago, Illinois. The Company is an integrated eLearning marketplace for the pet industry.

Since Inception, the Company has relied on securing loans to fund its operations. As of December 31, 2016 and 2015, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 11) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The accompanying unaudited financial statements do not include all of the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2016 and 2015, the Company is operating as a going concern. See Note 1 and Note 11 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2016 and 2015, the Company had $2,534 and $0 of cash on hand, respectively.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2016 and 2015, the Company did not have any outstanding accounts receivable.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment, no impairment was recorded for the years ended December 31, 2016 and 2015.

Goodwill
Goodwill represents costs in excess of purchase price over the fair value of the assets of businesses acquired, including other identifiable intangible assets.

As of January 1, 2016, the Company adopted Financial Accounting Standards Board's ("FASB") Accounting Standards Update ("ASU") No. 2014-02, Intangibles- Goodwill and Other: Accounting for Goodwill. This accounting alternative allows management to elect to amortize goodwill over a 10-year life. In accordance with the adoption of this accounting alternative for goodwill, the Company has also elected to test goodwill for impairment, upon the occurrence of one or more triggering events, at the company level. The Company has adopted this standard as management believes the amortization of goodwill more accurately reflects financial statement information significant to the users of the financial statements. The adoption of ASU 2014-02 did not have any effect on the financial statements of the Company.

Effective January 1, 2016, goodwill is amortized on the straight-line method over a period of 10 years. Goodwill will be tested for impairment upon the occurrence of an event that would indicate that the fair value of the Company is below its carrying value. Prior to January 1, 2016, the Company had no recorded goodwill. As of December 31, 2016, the carrying value of the Company's goodwill was not considered impaired.

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2016 as the Company incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating loss generated by the Company as of December 31, 2016. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2016, the unrecognized tax benefits accrual was zero.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Sales and Marketing Expenses
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In May 2014, FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers." ASU No. 2014-09 contains a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard permits the use of either the retrospective or cumulative effect transition method. Early adoption is permitted for reporting periods beginning after December 15, 2016. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

NOTE 3 – PROPERTY AND EQUIPEMNT

Property and Equipment as of December 31, 2016 and 2015 consists of the following:

| | December 31, | | | |
	2016		**2015**	
Leasehold Improvements	$	5,439	$	5,439
Furniture and Fixtures		1,911		1,911
Computer Equipment		1,318		1,318
		8,668		8,668
Less accumulated depreciation		(6,180)		(5,578)
	$	2,488	$	3,090

Depreciation expense totaled $603 and $4,211 for the years ended December 31, 2016 and 2015, respectively.

NOTE 4 – ACQUISITION AND GOODWILL

In November 2016, the Company acquired the assets of PawedIn, LLC. The purchase price was $35,000, of which $22,000 was paid in 2016 and the remaining $13,000 was paid during the first quarter of 2017. In connection with this acquisition, the Company recorded goodwill.

Goodwill as of December 31, 2016 and 2015 is detailed in the following table:

| | December 31, | | | |
	2016		**2015**	
Cost	$	35,000	$	0
Accumulated Amortization		(437)		0
Net	$	34,563	$	0

9

Amortization expense for the years ended December 31, 2016 and 2015 was $437 and $0, respectively. Estimated future amortization expense related to goodwill is as follows:

Year Ending December 31,		
2017	$	3,500
2018		3,500
2019		3,500
2020		3,500
2021		3,500
Thereafter		17,500
	$	35,000

NOTE 5 – LONG-TERM DEBT

Long-term debt consists of:

	December 31,			
		2016		**2015**
5% convertible note payable, unsecured	$	545,800	$	519,800
10% convertible note payable, unsecured		10,200		10,200
Unsecured loan at 5%		18,116		16, 279
Unsecured loan at 5.5%		25,000		0
Unsecured loan at 5.5%		5,000		0
Total long-term debt		604,116		546,279
Less current maturities		(68,117)		0
Long-term debt, less current maturities	$	535,999	$	546,279

The convertible notes are automatically convertible into equity on the completion of an equity offering of $1,200,000 or more ("Equity Financing"), or may be converted into equity upon an acquisition event or initial public offering, or at the lender's election after 90 days following the maturity date. The conversion price is equal to the quotient obtained by dividing the outstanding principal and unpaid accrued interest due on the outstanding convertible notes, on the date of conversion, by the lower of (i) a discount rate of 80% multiplied by the lowest price per equity security sold to the investors in the Equity Financing or (ii) the quotient resulting from dividing $1,200,000 (the "Valuation Cap") by the common equity outstanding.

Future maturities of long-term debt are as follows:

Year Ending December 31,		
2017	$	68,117
2018		100,000
2019		40,000
2020		0
2021		395,999
Thereafter		0
Total	$	604,116

NOTE 6 – INCOME TAX PROVISION

The personal income tax return of the Company's owner for the year ended December 31, 2016 has not yet been filed. Once filed, the return will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The income tax returns for 2014 and 2015 have been filed and the net operating losses will expire in 2034 and 2035, respectively. The net operating loss generated during the year ended December 31, 2016 will expire in 2036.

NOTE 7 – RELATED PARTY TRANSACTIONS

Advances to Related Party
From time-to-time, the Company's founder has taken advances from the Company in the form of Owner Draws instead of taking a salary. In aggregate, $0 and $32,260 was advanced and outstanding as of December 31, 2016 and 2015,

respectively. These amounts were classified as "Owner Draws" on the accompanying Balance Sheets.

Long-term Debt
From time-to-time, the Company has entered into various loan agreements with employees and individuals related to employees. As of December 31, 2016 and 2015, $303,117 and $301,279, respectively, of long-term debt consisted of loans between related parties.

NOTE 8– MEMBER UNITS

The Company is currently 100% owned by one individual.

In 2015, the Company sold 357.1528571 units of Series A Preferred Units (the "Units") at a purchase price of $28.00 per Unit for total consideration of $10,000. The Units will be issued after the Company has received subscriptions for Units totaling at least $500,000 or such lesser amount as the Company may determine. As of December 31, 2016 and 2015, the Company has not issued any Units.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Legal Matters
The Company is not currently involved with, and does not know of any, pending or threatening litigation against the Company or its founder.

Leasing Commitments
The Company leases office space under an agreement expiring in 2020. During the years ended December 31, 2016 and 2016, the Company recognized rent expense associated with this lease of $11,763 and $13,412, respectively.

Minimum annual rental commitments associated with these lease over the next five years and thereafter are as follows:

Year Ending December 31,		
2017	$	22,050
2018		22,050
2019		22,050
2020		22,050
2021		0
Thereafter		0
	$	88,200

NOTE 10 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operations in 2013 and has incurred a loss in each of the years ended December 31st since 2013. The Company's ability to continue operations is dependent upon management's plan to raise additional funds (see Note 11) and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 11 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering up to 750,000 Simple Agreements for Future Equity ("SAFEs") for up to $750,000 (the "Crowdfunded Offering"). The Company is attempting to raise a minimum of $50,000 in this offering and up to $750,000 maximum. The Company must receive commitments from investors totaling the minimum amount by July 12, 2017 (the "Offering Deadline") in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Inc., (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 5% commission fee and 2% of the securities issued in this offering.

Debt Offering

In January 2017 and March 2017, the Company issued $50,000 and $30,000, respectively, of convertible notes. The notes mature on September 1, 2019 and accrue interest at a rate of 5% per year. The notes are automatically convertible into equity on the completion of an equity offering of $1,200,000 or more, or may be converted into equity upon an acquisition event or initial public offering, or at the lender's election after 90 days following the maturity date.

Management's Evaluation
Management has evaluated subsequent events through May 12, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Pitch Deck



Legal Disclaimer

- The projections, data and information contained in this presentation have been produced and processed from sources believed to be reliable; however, no warranty, expressed or implied, is made regarding the accuracy, adequacy, completeness, reliability or usefulness of any such projections, data or information. Any person seeking to make an investment in FetchFind should not rely on the information set forth in this presentation as complete.

- Furthermore, the potential fulfillment of projections or "forward looking statements" contained in this presentation is subject to change due to unexpected events, market shifts, or circumstances that cannot be known at this time. Forward looking statements are based on expectations, estimates and projections at the time the statements were made that involve a number of economic, business, and numerous risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated. Forward looking statements in this presentation may be identified through the use of words such as: "projects," "expects," "will," "anticipates," "estimates" or "believes." Such estimates and projections are subject to significant uncertainties beyond FetchFind's control. Although such projections are believed to be realistic, no representations are made as to their ultimate attainability.

80 million pet owning households in U.S.

150,000

Pet care businesses



U.S. Pet Industry Expenditures

$**17**B

$**70**B

1994

2017

2M
Pet care employees

$1B
Annual hiring costs

100% Annual Turnover

Opportunity

FetchFind
The Pet Industry. Connected.

FetchFind™ Business Model



E-learning

$59/month



Job board

Add-on premium service



Marketing

FetchFind Approved



$1.46B Market

Addressable customers

- Dog walkers and pet sitters
- Veterinary clinics
- Groomers
- Dog day care
- Pet boarding kennels
- Retail
- Pet shelters and rescues

Target for 2017

25,000 Possible

850 Goal for conversion

$50,000 MRR

Growth Strategy

Marketing & sales (Acquisition)	Customer success (Retention)	Continued revenue (Additional revenue)
• In kind sponsorships • Inbound marketing • Direct calls and demos	• Dedicated customer success reps • Facebook VIP groups	• Upsell our other features • Sell 3rd party products and services

Competitive B2B Landscape

	Professional Online Classes	Pet Care Directory	Job board	Free, expertly written verified content	Cost
FetchFind™	✓	✓	✓	✓	$59/month
General Pet Resource Sites	✓	✓	✗	✗	$$$$
Online Education Sites	✓	✗	✗	✗	Varies
YouTube	✗	✗	✗	✗	Free

Competitive B2C Landscape

	Pet Care Specific	Vetted Pet Pros	Listings for Entire Pet Care Industry	Free, expertly written verified content
FetchFind™	✓	✓	✓	✓
Rover.com	✓	✓	✗	✗
Yelp.com	✗	✗	✓	✗
Care.com	✗	✓	✗	✗

12 Month Traction

 83 Business subscribers, 0% churn

 4100 Active learners, employees

 5% Monthly growth

 #1 Search result

FetchFind™ Future

- Global Market Business

- Additional Business Solutions

- B2C Marketing Platform
  ("Yelp", "Angies List" for the pet
  industry)

Accolades & Awards











Technori

prosper
WOMEN ENTREPRENEURS

{WiSTEM 1871}

WGN RADIO 720

TECH.CO

CRAIN'S CHICAGO BUSINESS.

25 Pet Care Brands to Watch in 2017





Pet Care Innovation PRIZE
powered by PURINA

chicago WOMAN
chicago-woman.com

Core Team

CEO 4th Pet Company 25 Years Experience



Jamie Migdal
Founder / CEO



Sarah Gaziano
Business Manager



Lynda Lobo
Content Master



Melanie Jansen
IT and Media



Erin Schneider
Customer Success













Advisors

Startup Expertise / Network / Multiple Exits



Kevin Taylor
Advisor



Stacy Ratner
Advisor



Marc Grens
Advisor





Capital Raise

Project Revenue

Seed round
$750,000


$2.7M
$5.9M
$10.1M
2018
2019
2020

fetchfind.com

jamie@fetchfind.com

 @fetchfind

 @k9entrepreneur

Thank you!

EXHIBIT C
Video Transcript

If your pet could leave reviews, would they choose a different dog walker, groomer or veterinarian? How do you know your pet is getting the best pet care that they deserve?

With more than 150,000 pet care businesses in the US, choosing the right pet care provider is very hard. Usual sources like Yelp don't specialize in pet care and are full of irrelevant or inaccurate information.

I'm a single guy with 3 dogs and I am constantly need help caring for them. Boarding, grooming, walking, you name it. I need to know that the businesses I hire are educating their staff to provide the best possible care to my dogs.

There's no 3rd party resource to verify what they are saying is true. Training from professionals that were trustworthy and there was some level of accountability to gain a certification there, I'd be much more inclined to hire them.

At this time pet owners really do not have a way of accessing information regarding the pet care industry. So whether they are veterinarians, or pet sitters or trainers, they don't have a way of looking at their educational background or their experience.

Hi I'm Jamie Migdal and I am the CEO and founder of FetchFind, I love animals and I love people and I've been very fortunate to spend the last 25 years working alongside of them.

I've noticed that sometimes animals don't get the highest level of care and owners sometimes don't know how to select the highest quality of care from pet care providers. And that's why we created FetchFind

On FetchFind you can easily find nearby pet care providers and filter by your pet's breed, specific provider qualifications, reviews, and other important features of the business. Our 'FetchFind Approved' status will tell you that this is a trusted and expert reviewed pet care service.

To ensure pets that are getting exceptional care, FetchFind works directly with pet business owners and their employees to provide online staff training.

Our programs include everything from dog behavior, to grooming and first aid, to nutrition. All designed by real pet industry experts.

Our happy customers include small and medium family owned businesses, along with industry giants like Petco and Petsmart.

Animals give us so much unconditional love and joy, and the least we can do in return is making sure they're cared for. By people who value them as much as we do. By becoming an investor in FetchFind you are part of the team helping to build the next generation of tools for our pets. Because they deserve it, and although they don't speak human, their voices absolutely count.